January 11, 2016

Via EDGAR Transmission

Mr. Lyn Shenk, Branch Chief

Mr. Patrick Kuhn, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SEC Comment Letter dated December 16, 2015
Lydall, Inc. Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 3, 2015
File No.: 001-07665

Dear Messrs. Shenk and Kuhn:

The Company is responding to your letter dated December 16, 2015, which provided a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for Fiscal Year Ended December 31, 2014, and filed March 3, 2015, of Lydall, Inc. (“Lydall” or “the Company”).

For your convenience, the comment set forth in your letter is reproduced below in bold face type, and the Company’s response is set forth immediately thereafter.

Form 10-K

Management’s Discussion and Analysis

Consolidated Results of Operations, page 20

1.	We note your discussion and analysis of cost of sales is limited to the context of gross margin and operating income, which does not address your cost of sales directly. Please supplement your disclosure with a discussion and analysis of cost of sales on a stand-alone basis (not in the context of gross margin or operating income). Please include separate quantification and discussion of changes in significant components of cost of sales that caused cost of sales to materially vary (or not vary when expected to). Additionally, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed and quantified. Given the potential for differing or offsetting results in your various segments, please provide the above disclosures at the segment level (which may make disclosure at the consolidated level not needed) if a change in a segment’s cost of sales materially impacts the segment’s measure of profit.

Mr. Lyn Shenk, Branch Chief

Mr. Patrick Kuhn, Staff Accountant

U.S. Securities and Exchange Commission

January 11, 2016

Response:

In response to the Staff’s comment, in future filings, the Company will enhance and expand its disclosures regarding cost of sales in the “Consolidated Results of Operations” subsection of the MD&A included in our Forms 10-K and 10-Q to include discussion and analysis of cost of sales on a stand-alone basis and significant components of cost of sales that cause this line item to materially vary (or not vary when expected to) between comparable periods. For example, the additional disclosures relating to cost of sales for the year ended December 31, 2014 (that would be included prospectively in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015), shown in italics, would be as follows:

Cost of Sales

In thousands of dollars	2014	Percent Change	2013
Cost of sales	$420,851	34.6%	312,744

Cost of sales in 2014 increased $108.1 million, or 34.6%, compared to 2013. The acquisition of Industrial Filtration in February 2014 contributed to the increase in cost of sales of $96.3 million, or 30.8%, including a purchase accounting adjustment related to inventory step-up of $2.1 million, or 0.7%. The start-up of a manufacturing facility in China by the T/A Metals segment resulted in an increase in cost of sales of $2.5 million, or 0.8%, in 2014 compared to 2013. The remaining increase in cost of sales in 2014 of $9.3 million, or 3.0%, compared to 2013, was due to improved sales volume in all pre-acquisition segments, reduced principally by favorable changes in product mix in the T/A Metals and T/A Fibers segments, and to a lesser extent, lower raw material costs, improved absorption of fixed overhead costs and labor efficiencies primarily in the T/A Fibers segment. Foreign currency translation had a minimal impact on cost of sales in 2014 compared to 2013.

The Company believes that the proposed above disclosure, along with the current segment results disclosures in the Company’s 2014 Form 10-K, provides material information relating to the impact of cost of sales on the segment’s operating income. Consistent with this current practice, as part of our segment results discussion, we will continue to address material changes in cost of sales that materially impact the operating income of the segment.

Mr. Lyn Shenk, Branch Chief

Mr. Patrick Kuhn, Staff Accountant

U.S. Securities and Exchange Commission

January 11, 2016

* * * * * * * * * * * * * * * * *

As requested in your letter, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s SEC filings; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If I can be of assistance in answering any additional questions in connection with this response, please call me at (860) 327-0521.

Sincerely,

/s/ Scott M. Deakin
Scott M. Deakin
Executive Vice President and
Chief Financial Officer

cc:	Dale G. Barnhart, Lydall’s President and Chief Executive Officer
Chad A. McDaniel, Lydall’s Senior Vice President, General Counsel and
Chief Administrative Officer
James V. Laughlan, Lydall’s Vice President, Chief Accounting Officer and Treasurer